Filed by:  Endesa Américas S.A. (Commission File No.:001-37724)
pursuant to Rule 425 promulgated under the Securities Act of 1933, as amended
Subject Company:  Endesa Américas S.A. (Commission File No.:001-37724)
Form F-4 Registration No. 333-211405

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of

September, 2016

Commission File Number: 001-37724

Endesa Américas S.A.

Endesa Américas S.A.

(Translation of Registrant's Name into English)

Santa Rosa 76,

Santiago, Chile

(56) 22630 9000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

No Offer or Solicitation

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This communication relates to a proposed merger between Enersis Américas S.A. (“Enersis Américas”) and Endesa Américas S.A. (“Endesa Américas”).

Important Information For Investors and Shareholders

In connection with the proposed merger, Enersis Américas has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 (Registration No. 333-211405) containing a preliminary prospectus of Enersis Américas that also constitutes a preliminary joint information statement of Enersis Américas and Endesa Américas regarding the proposed merger (the “preliminary prospectus/information statement”). The information contained in the preliminary prospectus/information statement is not complete and may be changed and the registration statement has not been declared effective by the SEC. Each of Enersis Américas and Endesa Américas may file with the SEC other documents in connection with the proposed merger.

This communication is not a substitute for the definitive prospectus/information statement that Enersis Américas and Endesa Américas will file with the SEC, which will contain important information, including detailed risk factors.  The definitive prospectus/information statement (when available) will be sent to shareholders and holders of American Depositary Receipts (ADRs) of Enersis Américas and Endesa Américas. INVESTORS AND SECURITY HOLDERS OF ENERSIS AMÉRICAS AND ENDESA AMÉRICAS ARE URGED TO READ THE DEFINITIVE PROSPECTUS/INFORMATION STATEMENT AND OTHER DOCUMENTS THAT ARE FILED OR MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION.

Investors and security holders will be able to obtain free copies of the definitive prospectus/information statement and other documents filed with the SEC by Enersis Américas and Endesa Américas on the SEC’s website at www.sec.gov. Copies of the definitive prospectus/information statement and the other documents filed with the SEC by Enersis Américas will also be available free of charge on the Enersis Américas Investor Relations website at www.enersisamericas.cl or by contacting Enersis Américas S.A. at Santa Rosa 76, Piso 15, Santiago, Chile, Attention: Investor Relations or by phone at +56 2 2353 4400 or by E-mail at ir@enersis.cl. Copies of the definitive prospectus/information statement and the other documents filed with the SEC by Endesa Américas will be available free of charge on the Endesa Américas Investor Relations website at www.endesaamericas.cl or by contacting Endesa Américas S.A. at Santa Rosa 76, Piso 15, Santiago, Chile, Attention: Investor Relations or by phone at +56 2 2630 9000 or by E-mail at ir.endesacl@enel.com.

Endesa Américas - Teléfono (56) 22630 9000 – Santa Rosa 76, Santiago de Chile

SIGNIFICANT EVENT

Endesa Américas S.A.

Securities Registry Registration No. 1138

Santiago, September 13, 2016

Ger. Gen. N°54/2016

Mr. Carlos Pavez T.

Superintendent of Securities and Insurance

Superintendence of Securities and Insurance

Av. Libertador General Bernardo O’Higgins N°1449

Santiago, Chile

Ref.: Significant Event

Dear Sir,

In accordance with articles 9 and 10, paragraph 2, under Securities Market Law N°18,045, and as established under General Norm N°30 of the Superintendence, duly authorized on behalf of Endesa Américas S.A. (“Endesa Américas”, the “Company,” or the “Society”) I hereby inform you of the following Significant Event:

Regarding the tender offer for the acquisition of shares that Enersis Américas S.A. has presented in relation to all the shares issued by Endesa Américas ("OPA," in its Spanish acronym) and the tender offer in relation to all the American Depositary Shares of Endesa Américas and all the shares of the Company whose holders are residents of the United States I inform you the following:

Today, pursuant to Article 207 letter c) of Securities Market Law N°18,045, the Company has received the individual reports of Company’s Directors, Rafael Fauquié B., Vittorio Vagliasindi, Hernán Cheyre V., Eduardo Novoa C., Loreto Silva R., Francesco Buresti, Mauro Di Carlo, Umberto Magrini and Luca Noviello.

Also, in accordance with Article 207 letter c), I hereby communicate that the aforementioned reports and the Prospectus of the OPA have been made available to the general public and shareholders on the Company’s website (www.endesaamericas.cl) and at its corporate offices located in Santa Rosa 76, 15th floor, Santiago.

Sincerely yours,

Valter Moro

Chief Executive Officer

Endesa Américas S.A.

c.c.       Banco Central de Chile (Central Bank of Chile)

             Bolsa de Comercio de Santiago (Santiago Stock Exchange)

             Bolsa Electrónica de Chile (Chile Electronic Stock Exchange)

             Bolsa de Corredores de Valparaíso (Valparaíso Stock Exchange)

             Banco Santander Santiago – Representante de Tenedores de Bonos (Bondholders Representative)

             Depósito Central de Valores (Central Securities Depositary)

             Comisión Clasificadora de Riesgo (Risk Classification Commission)

             Fiscalía Nacional Económica (National Economic Affairs Investigation Bureau)

Endesa Américas - Teléfono (56) 22630 9000 – Santa Rosa 76, Santiago de Chile

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENDESA AMÉRICAS S.A.
BY:	/S/ Valter Moro
Valter Moro Chief Executive Officer

Dated: September 14, 2016